July 6, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attention: Kathleen Krebs and Matthew Derby

Re:	Near Intelligence, Inc. Registration Statement on Form S-1 Filed May 10, 2023 File No. 333-271795

Ladies and Gentlemen:

On behalf of Near Intelligence, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 8, 2023, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on May 10, 2023 (File No. 333-271795). We are concurrently filing via EDGAR this letter and a revised Registration Statement. For the Staff’s reference, we are supplementally providing to the Staff, by email, a copy of this letter, a clean copy of the revised Registration Statement, and a copy of the revised Registration Statement marked to show all changes from the version that was filed on May 10, 2023.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Except for page references appearing in the headings and the Staff’s comments below (which refer to the Registration Statement filed on May 10, 2023), all page references herein correspond to the pages of the revised Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the revised Registration Statement.

Registration Statement on Form S-1 filed May 10, 2023

Cover Page

1.

We note your disclosure that the Sponsor paid $1.00 per Private Placement Warrant. For each of the additional securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on the cover page and pages 11-12 of the revised Registration Statement.

Haynes and Boone, LLP	2323 Victory Avenue | Suite 700 | Dallas, TX 75219 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 6, 2023

Cover Page

2.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Revise your cover page to disclose the percentage that the shares you are registering currently represent of the total number of your shares outstanding. Address the fact that you are engaged in multiple securities offerings on separate registration statements and quantify how this will impact your public float. It also appears that some or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on the cover page of the revised Registration Statement.

Risk Factors, page 9

3.

Please add risk factor disclosure that discusses how you are engaged in multiple offerings of your securities and address how this may impact the market price of your securities. To provide context, disclose the total number of securities being offered.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 38 of the revised Registration Statement.

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase prices of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 37-38 of the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

5.

Please expand your discussion to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 51 of the revised Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 6, 2023

Liquidity and Capital Resources, page 56

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the Business Combination. Your discussion should reflect the fact that the extent of the redemptions prior to the consummation of the Business Combination reduced the gross proceeds available to the company from the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the existing disclosure on page 63 regarding the significant number of redemptions prior to the closing of the Business Combination and resulting in gross proceeds available to the Company from the Business Combination. Additionally, the Company has revised the Registration Statement to address changes in the Company’s liquidity position since the Business Combination.

7.

Please also revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources. Refer to Item 303(b)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 63 of the revised Registration Statement.

Transactions Involving the Selling Securityholders, page 117

8.

You indicate in your description of the BTIG Letter Agreement that KludeIn’s management determined to allocate 50% of the deferred underwriting commission under the underwriting agreement to CF&CO (or its affiliates) for serving as a financial advisor that assisted KludeIn in consummating the Business Combination. Please disclose when this deferred underwriting commission was paid to CF&CO and whether it was paid in cash or shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that CF&CO waived its right to any deferred underwriting commission. The Company has revised the Registration Statement accordingly. Please see the disclosure on pages 57 and 130 of the revised Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.	Please disclose the exemption from registration claimed for each of the company's recent sales of unregistered securities.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages II-2 and II-3 of the revised Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 6, 2023

General

10.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on the cover page and pages 11-12, 37-38 and 51 of the revised Registration Statement.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

July 6, 2023

If you have questions or require additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5367.

Very truly yours,

/s/ Rosebud Nau
Rosebud Nau
Haynes and Boone, LLP

cc:	Anil Mathews, Chief Executive Officer
Rahul Agarwal, Chief Financial Officer
Jay Angelo, General Counsel